UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 11-K
____________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to                      .
Commission File Number 001-33268

____________________________

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
Central Garden & Pet Company Investment Growth Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CENTRAL GARDEN & PET COMPANY
1340 Treat Blvd., Suite 600
Walnut Creek, California 94597

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Information

	The following documents are filed as part of this report on the pages indicated:
		Page No.
	Report of Independent Registered Public Accounting Firm	3

	Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025	5

	Notes to Financial Statements	6

	Supplemental Information
	Schedule H, Line 4(i)—Schedule of Assets (Held At End of Year)	12

	Signatures	13

2.	Exhibit

	Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the CG&P Investment Growth Plan Committee, Plan Administrator, and Participants of
Central Garden & Pet Company Investment Growth Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Central Garden & Pet Company Investment Growth Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

Seattle, Washington
June 17, 2026

We have served as the Plan’s auditor since 2013.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2025 and 2024

	2025	2024
ASSETS
Investments at fair value	$396,261,887	$381,645,650
Investments at contract value	42,968,383	47,950,922

Total investments	439,230,270	429,596,572

Receivables
Notes receivable from participants	5,106,400	5,028,842
Employers contributions receivable	2,001,596	1,634,502

Total receivables	7,107,996	6,663,344

Total assets	446,338,266	436,259,916

LIABILITIES
Excess contributions payable	29,719	135,272

Total liabilities	29,719	135,272

NET ASSETS AVAILABLE FOR BENEFITS	$446,308,547	$436,124,644

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2025

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Dividends and interest	$30,259,709
Net appreciation in fair value of investments	11,281,377
Total investment income	41,541,086

Interest income on notes receivable from participants	458,048

Contributions
Participants	17,071,419
Rollover	919,585
Employers	9,448,712
Total contributions	27,439,716

Total additions	69,438,850

DEDUCTIONS TO NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	59,012,870
Administrative and investment expenses	242,077

Total deductions	59,254,947

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	10,183,903

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	436,124,644

End of year	$446,308,547

The accompanying notes are an integral part of these financial statements

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE 1 – DESCRIPTION OF PLAN
The following description of the Central Garden & Pet Company Investment Growth Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description or plan document, as amended, for a more complete description of plan provisions.
General – The Plan is a defined contribution plan that was established to provide benefits to eligible employees of Central Garden & Pet Company (the “Plan Sponsor”) and certain participating employers (collectively the “Company” or “Employers”), as provided in the plan document. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan Sponsor has appointed the Plan Administrative Committee to carry out the duties of ERISA and serve as the Plan administrator.
Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18.
Effective January 1, 2025, the Plan was amended to exclude employees who became employees of the Plan Sponsor as a result of a merger or acquisition and who participate in a SIMPLE IRA. Effective January 1, 2025, the Plan was amended to provide that employees who were acquired as a result of the Plan Sponsor’s acquisition of Leading Edge Associates Inc. and Leading Edge Aerial Technologies Inc. (“Acquired Companies”), are credited for prior service with the Acquired Companies, for vesting and eligibility purposes under the Plan.
Participant contributions – Eligible participants may make contributions starting at 1% of their eligible pre-tax or after-tax compensation (as Roth contributions) subject to the annual dollar maximum set by the Internal Revenue Service (“IRS”).

The contribution limit for highly compensated employees, defined as those whose annual earnings equal at least $160,000 in 2025, is subject to contribution limits that may vary from year to year. The Plan Sponsor has the right to further limit these contributions to conform to applicable regulations. Unless elected otherwise, eligible participants are automatically enrolled to contribute 3% of their eligible compensation as pre-tax contributions subject to the IRS limitation. Participants may make a contribution from any cash bonus but the deferral election should be made prior to the payment of such cash bonus. Participants are allowed to make rollover contributions representing distributions from other qualified plans.
Employers contributions – The Company makes basic matching contributions at a rate of 100% of the participant’s annual deferrals (not to exceed the IRS deferral limits), up to 3% of the participant’s eligible compensation. The basic matching contributions are paid at the end of each quarter and are subject to a true-up provision at the end of the plan year. Only those participants employed as of the last day of the quarter are eligible to receive the basic matching contributions. The basic matching contributions may be made in cash or in shares of the Plan Sponsor’s Class A Common Stock, as determined by the Plan Sponsor’s Board of Directors. For the year ended December 31, 2025, the basic matching contributions were made in shares of the Plan Sponsor’s Class A Common Stock and totaled approximately $8,010,000 net of forfeitures.
The Company may also elect to contribute discretionary contributions on behalf of certain non-highly compensated employees, as defined in the plan document. The Company contributed approximately $1,439,000 in discretionary contributions to a certain eligible class of non-highly compensated employees during the year ended December 31, 2025.
Participant accounts – Each participant’s account is credited with the participant’s contribution, the Company's contributions, if any, and any income, gains, or losses attributable to the investment mix of the account. Participants may direct the investment of their account balances into various investment options offered by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting - Participants are immediately vested in their salary deferrals and voluntary contributions, plus actual earnings thereon. Vesting in Company's contributions and earnings thereon is based on years of continuous service and increases in increments of 20% per year until fully vested after five years of credited service.
Notes receivable from participants – Participants may borrow up to 50% of their vested account balance, with a minimum borrowing of $500 and a maximum of $50,000. Maturities on notes receivable are for a maximum of five years, unless the participant’s loan is used to acquire a primary residence, in which case the repayment period may be up to 10 years. Participants are allowed to have only one note receivable outstanding at a time. Notes receivable are secured by the participant’s vested balances and bear interest at prime plus 2% at the time of the borrowing. Loan repayments generally must be repaid from payroll deductions; however, upon termination participants may continue making loan repayments directly to the Plan, over the loan term. Notes receivable as of December 31, 2025 carry interest rates ranging from 5.25% to 10.50%, with various maturities through September 2034.

Payment of benefits – Distributions and withdrawals are payable upon retirement, termination, disability, or death. The Plan permits in-service and hardship withdrawals under certain conditions, as described in the plan document. Upon termination, if a participant’s balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment. Unless elected otherwise by the participant following his or her termination of employment, if a participant’s vested account balance is greater than $1,000 and up to $7,000, the balance may be automatically rolled over into an individual retirement account, preselected by the Plan administrator. A participant whose vested Plan accounts exceed $7,000 may leave the funds in the Plan or elect either a distribution paid in the form of a lump-sum cash payment, a distribution in Plan Sponsor stock, a direct rollover into another qualified plan, or other distribution methods as described in the plan document.

Forfeitures – Forfeitures represent the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are retained in the Plan and are used to pay administrative expenses and reduce the Company contributions. As of December 31, 2025 and 2024, forfeited non-vested account balances totaled approximately $978,000 and $461,000, respectively. During 2025, forfeitures of approximately $97,000 and $159,000 were used to pay administrative expenses and reduce the Company contributions, respectively.

Excess contributions payable - Excess contributions payable represents amounts that were refunded to participants after year end to comply with regulatory contribution limitations or compliance testing.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of accounting – The financial statements are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of estimates – The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation – Investments are stated at fair value, except for the Voya Fixed Account and Voya Fixed Account A (collectively, the “Voya Fixed Accounts”), which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts – The Plan holds investment contracts with the Voya Fixed Accounts which are maintained under a directed trust with Voya Institutional Trust Company (“Voya”). The Voya Fixed Accounts are fully benefit-responsive investment contracts and do not have any liquidity or redemption restrictions. Investment contracts held by a defined contribution plan are required to be reported at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Contributions to these contracts are maintained in a general account that is credited with earnings on the underlying investment and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by Voya. Contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value. There are no reserves against contract value for credit risk.
There are no unfunded commitments. Under the terms of the contracts, the Plan Sponsor must provide a minimum of 90-day notice to Voya prior to redemption of the contracts.
The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.
Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. Events that might limit the ability of the Plan to transact at contract value with the contract issuers and that would limit the ability of the Plan to transact at contract value with the participants are not probable of occurring.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from the contract value. Such events include (1) an uncured violation of the Plan’s investment guidelines, (2) a breach of material obligation under the contract, (3) a material misrepresentation, or (4) a material amendment to the agreement without the consent of the issuer.
Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation or depreciation in the fair value of investments consists of both the realized gains or losses and unrealized appreciation or depreciation of those investments.
Notes receivable – Notes receivable from participants are measured at the unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based on the terms of the plan document.
Contributions and contributions receivable - Contributions from participants are recorded based on the date the contributions are separated from a participant’s pay by the Employers, which is the pay date. Company contributions are recorded in the year earned to coincide with the year the Company records the contributions in its financial statements. Rollover contributions from participants are recorded based on the date the contributions are received by the Plan.

Payment of benefits – Participant withdrawals and termination payments are recorded when paid.

Administrative expenses – Certain expenses incurred for administering the Plan are paid by the Company, except for loan fees, distribution fees, investment consulting fees and certain Plan asset-related fees which are paid by the Plan. The Company also provides administrative services to the Plan at no charge. Administrative expenses and investment advisory fees paid by the Plan for 2025 totaled approximately $649,000. Investment advisory fees of approximately $407,000 are included within investment income on the statement of changes in net assets available for benefits.

NOTE 3 – FAIR VALUE MEASUREMENTS
The Plan classifies its investments based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2:	Valuations based on quoted prices in markets that are not active, quoted prices for similar investments in active markets or model-based valuations for which all significant assumptions are observable and can be corroborated by observable market data.

Level 3:	Valuations based on unobservable inputs that are supported by little or no market activity and are significant to the overall fair value measurement. Values are determined using proprietary pricing models, discounted cash flow models that include the investment entities’ own judgments and estimations or some other pricing method using unobservable inputs.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following are descriptions of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
The fair value of the common stock of the Plan Sponsor is determined by quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.
Shares of registered investment company funds are valued at the net asset value ("NAV") of shares held by the Plan at year-end. The NAV is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Interest-bearing cash is valued at cost plus accrued interest.

The following tables disclose, by level, the fair value hierarchy of the Plan’s investments at fair value.

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Registered investment companies	$354,095,085	$—	$—	$354,095,085
Common stock	41,246,521	—	—	41,246,521
Interest-bearing cash	920,281	—	—	920,281
Total investments at fair value	$396,261,887	$—	$—	$396,261,887

	December 31, 2024
	Level 1	Level 2	Level 3	Total

Registered investment companies	$335,127,622	$—	$—	$335,127,622
Common stock	45,235,246	—	—	45,235,246
Interest-bearing cash	1,282,782	—	—	1,282,782
Total investments at fair value	$381,645,650	$—	$—	$381,645,650

NOTE 4 – TAX STATUS
The Plan has adopted the Bryan Cave Leighton Paisner LLP Pre-Approved Defined Contribution Plan Profit Sharing/401(k)/Money Purchase Pension Plan (the “Prototype Plan”). The Prototype Plan has received an opinion letter from the IRS dated June 30, 2020, stating that the written form of the underlying prototype is qualified under Section 401 of the Internal Revenue Code (“IRC”), and that any employer adopting this form of the Plan will be considered to have qualified under Section 401 of the IRC. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been amended since the date of the opinion letter, the Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that, more likely than not, would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that, as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax period in progress.
NOTE 5 – RISKS AND UNCERTAINTIES
The participants invest in various investment securities. Investment securities are exposed to various risks, such as market, interest rate and credit risk. It is reasonably possible that given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the statement of net assets available for benefits.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Plan Sponsor’s common stock. Plan investments include shares of registered investment company funds managed by Voya Financial Inc., an affiliate of Voya. Any purchases and sales of these funds are performed in the open market at fair value. As Voya is the custodian and trustee of the Plan, transactions with this entity qualify as exempt party-in-interest transactions. The aggregate investment in the Plan Sponsor’s common stock was as follows:

	December 31, 2025		December 31, 2024
	Number of Shares	Fair Value	Number of Shares	Fair Value
Central Garden & Pet Company
Class A Common Stock	1,397,124	$40,782,050	1,349,249	$44,592,679
Central Garden & Pet Company
Common Stock	14,447	464,471	16,561	642,567
		$41,246,521		$45,235,246

NOTE 7 – PLAN TERMINATIONS

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

NOTE 8 – SUBSEQUENT EVENTS

Effective January 1, 2026, the Plan was amended to add P&M Solutions, LLC (“P&M”) as a participating employer. The amendment provides that employees of P&M as of December 31, 2025 receive credit for prior service with P&M for purposes of determining eligibility and vesting under the Plan. In January 2026, participant account balances of approximately $8,274,000 were transferred from a multiple employer plan in which P&M employees participated.

NOTE 9 – RECONCILIATION TO FORM 5500

The financial statements are prepared on the accrual basis of accounting, while the Form 5500 is prepared on the cash basis of accounting. The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2025 and 2024:

	2025	2024
Net assets available for benefits per the financial statements	$446,308,547	$436,124,644
Less contributions receivable, end of year
Employers	(2,001,596)	(1,634,502)

Add excess contributions payable, end of year
Participants	29,719	135,272

Net assets available for benefits per the Form 5500	$444,336,670	$434,625,414

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2025:

Net increase in net assets available for benefits	$10,183,903
Add contributions receivable, beginning of year
Employers	1,634,502
Less contributions receivable, end of year
Employers	(2,001,596)

Less contributions payable, beginning of year
Participants	(135,272)
Add excess contributions payable, end of year
Participants	29,719

Net income per the Form 5500	$9,711,256

The Form 5500 has certain items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon net assets available for benefits for either period.

SUPPLEMENTAL INFORMATION

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN
SCHEDULE H, LINE 4(i)—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025
Employer identification number: 68-0275553
Plan number: 001
Schedule H, Line 4(i)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment,including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Investments at fair value:
	Registered Investment Companies
	American Funds EuroPacific Growth Fund R5	Registered investment company	$22,128,361
	Cohen & Steers Real Estate Securities Fund, Inc. Class Institutional	Registered investment company	1,130,596
	JPMorgan Small-Cap Value Fund R6	Registered investment company	7,933,091
	Lord Abbett Income Fund F	Registered investment company	6,362,268
	Massachusetts Investors Growth Stock Fund R4	Registered investment company	32,622,876
	Principal Mid-Cap S&P 400 Institutional Fund R5	Registered investment company	9,434,716
	Putnam Large Cap Value Fund Class Y	Registered investment company	20,344,061
	T.Rowe Price Dividend Growth Fund	Registered investment company	12,277,240
	T.Rowe Price Mid-Cap Growth Fund Advisor	Registered investment company	7,395,520
	T.Rowe Price Retirement Balanced Fund	Registered investment company	4,215,101
	T.Rowe Price Retirement Income 2010 Fund Advisor	Registered investment company	1,151,093
	T.Rowe Price Retirement Income 2015 Fund Advisor	Registered investment company	172,600
	T.Rowe Price Retirement Income 2020 Fund Advisor	Registered investment company	2,605,832
	T.Rowe Price Retirement Income 2025 Fund Advisor	Registered investment company	2,311,721
	T.Rowe Price Retirement Income 2030 Fund Advisor	Registered investment company	6,573,580
	T.Rowe Price Retirement Income 2035 Fund Advisor	Registered investment company	7,571,673
	T.Rowe Price Retirement Income 2040 Fund Advisor	Registered investment company	3,507,974
	T.Rowe Price Retirement Income 2045 Fund Advisor	Registered investment company	4,949,837
	T.Rowe Price Retirement Income 2050 Fund Advisor	Registered investment company	3,608,892
	T.Rowe Price Retirement Income 2055 Fund Advisor	Registered investment company	2,752,873
	T.Rowe Price Retirement Income 2060 Fund Advisor	Registered investment company	701,593
	T.Rowe Price Retirement Income 2065 Fund Advisor	Registered investment company	508,069
	T.Rowe Price Retirement Income 2070 Fund Advisor	Registered investment company	68,004
	Vanguard Institutional Index Fund	Registered investment company	71,182,833
	Vanguard Short-Term Treasury Index Fund Admiral	Registered investment company	3,324,491
	Vanguard Small-Cap Index Fund	Registered investment company	14,888,944
	Fidelity Advisor International Small-Cap Fund	Registered investment company	2,710,256
	Fidelity Advisor Technology Fund Z	Registered investment company	3,538,080
*	Voya GNMA Income Fund I	Registered investment company	7,639,300
*	Voya Government Money Market Fund	Registered investment company	994,990
*	Voya T.Rowe Price Capital Appreciation Portfolio - Institutional Class	Registered investment company	89,488,620
			354,095,085
*	Central Garden & Pet Company Stock Fund A:
	Central Garden & Pet Class A Common Stock	Class A Common Stock	40,782,050
	Interest-bearing cash	Interest-bearing cash	900,791
	Total Central Garden & Pet Stock Fund A		41,682,841
*	Central Garden & Pet Company Stock Fund:
	Central Garden & Pet Company Stock	Common Stock	464,471
	Interest-bearing cash	Interest-bearing cash	19,490
	Total Central Garden & Pet Stock Fund		483,961

	Investments at contract value:
*	Voya Fixed Account	Guaranteed investment contract	18,586,024
*	Voya Fixed Account A	Guaranteed investment contract	24,382,359
			42,968,383
*	Participant loans	Interest rates between 5.25% and 10.50%, maturing through September 2034	5,106,400

			$444,336,670
*	Indicates party-in-interest as defined by ERISA
	Column (d) information was omitted as all investments are participant directed

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTRAL GARDEN & PET COMPANY INVESTMENT GROWTH PLAN

Date: June 17, 2026	By:	/s/ Catherine Mesgar
Catherine Mesgar
Director of Compensation & Benefits

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm